SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                           GREY ADVERTISING INC.
        _____________________________________________________________
                             (Name of Issuer)

                   Common stock, par value $1 per share
       Limited Duration Class B Common Stock, par value $1 per share
        _____________________________________________________________
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                              Edward H. Meyer
                         c/o Grey Advertising Inc.
                   777 Third Avenue, New York, NY 10017
                               (212)546-2000
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                           Eric L. Cochran, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000

                              January 5, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


                               SCHEDULE 13D

   CUSIP No.  397838 10 3 (Common Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Edward H. Meyer
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             PF; OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
   _________________________________________________________________
                            (7)  SOLE VOTING POWER
         NUMBER OF SHARES        105,953 shares
           BENEFICIALLY           76,539 shares (voting power by Mr.
          OWNED BY EACH                  Meyer as Trustee; beneficial
            REPORTING                    ownership disclaimed)
           PERSON WITH            25,500 shares (issuable upon
                                         conversion of debentures)
                          ___________________________________________
                            (8)  SHARED VOTING POWER
                                  50,833 shares held in Employee Stock
                                         Ownership Plan
                          ___________________________________________
                            (9)  SOLE DISPOSITIVE POWER
                                 105,953 shares
                                  25,500 shares (issuable upon
                                         conversion of debentures)
                         ____________________________________________
                           (10) SHARED DISPOSITIVE POWER

                                 None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,953 shares
         25,500 shares (issuable upon conversion of debentures)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        11.6% (14.0%, including the 25,500 shares issuable upon conversion of debentures)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

         IN


                               SCHEDULE 13D

   CUSIP No.  397838 20 2 (Class B Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Edward H. Meyer
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             PF; OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
   _________________________________________________________________
                            (7)  SOLE VOTING POWER
         NUMBER OF SHARES        110,053 shares
           BENEFICIALLY           81,626 shares (voting power by Mr.
          OWNED BY EACH                  Meyer as Trustee; beneficial
            REPORTING                    ownership disclaimed)
           PERSON WITH            25,500 shares (issuable upon
                                         conversion of debentures)
                          ___________________________________________
                            (8)  SHARED VOTING POWER
                                 56,961 shares held in Employee Stock
                                        Ownership Plan
                          ___________________________________________
                            (9)  SOLE DISPOSITIVE POWER
                                 110,053 shares
                                  25,500 shares (issuable upon
                                         conversion of debentures)
                         ____________________________________________
                           (10) SHARED DISPOSITIVE POWER

                                 None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,053 shares
         25,500 shares (issuable upon conversion of debentures)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (X)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        33.6% (38.4%, including the 25,500 shares issuable upon conversion of debentures)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________



                                 SCHEDULE 13D

          ITEM 1.   SECURITY AND ISSUER

                    This Amendment No. 8 hereby amends and
          supplements the Statement on Schedule 13D, as amended, filed by Edward H. Meyer.(1) This filing relates to the shares of Common Stock and the par value $1 per share
          ("Common Stock") and to the shares of Limited Duration
          Class B Common Stock, par value $1 per share ("Class B
          Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the
          "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

          ITEM 2.   IDENTITY AND BACKGROUND

                    (a)-(b)  Edward H. Meyer is Chairman of the
          Board, Chief Executive Officer and President of the
          Company.  Mr. Meyer's business address is 777 Third
          Avenue, New York, NY 10017.

                    (c) During the last five years, Mr. Meyer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (d) During the last five years, Mr. Meyer has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (e)  Mr. Meyer is a citizen of the United States.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    On June 1, 1978, Mr. Meyer purchased 500 shares of Common Stock in a private transaction with Mr. Meyer's personal funds for an aggregate purchase price of $15,250. The June 1, 1978 purchase increased Mr. Meyer's ownership of Common Stock to 73,048 shares. Mr. Meyer's purchases of the Common Stock were effected by use of personal funds, promissory notes, bank loans or other financing arrangements. Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock held in trust for Mr. Meyer's children.

                    The Debentures referred to in Items 5 and 6 herein were purchased by Mr. Meyer for an aggregate

          __________________
          1 Pursuant to Regulation S-T, Item 101(a)(2)(ii), this Amendment restates the entire text of the Schedule
               13D and all subsequent amendments thereto, to the extent such information remains current.


          purchase price of $3,025,000: $25,000 in cash (from personal funds); and the remainder in the form of a 9% promissory note (the "Promissory Note") in the principal amount of $3,000,000. A copy of the Promissory Note is incorporated herein by reference as Exhibit 3.

                    Pursuant to a Stock Option Agreement, dated as of October 13, 1984 (the "1984 Option Agreement"), Mr. Meyer was granted an option (the "1984 Option") to purchase 25,000 shares of Common Stock at an initial exercise price of $129.50. The 1984 Option was granted to Mr. Meyer without cash consideration. A copy of the 1984 Option Agreement is incorporated herein by reference as Exhibit 5.

                    On March 21, 1986, the Board of Directors of the Company declared a stock dividend (the "Distribution") of one share of Class B Stock for each share of Common Stock outstanding as of April 3, 1986. The Distribution was made without cash consideration.

                    After giving effect to the Distribution, the 1984 Option entitled Mr. Meyer to purchase 25,000 shares of each of the Common Stock and the Class B Common Stock (the "Initial Shares"). As adjusted to give effect to the Distribution, the exercise price for the 1984 Option was $64.75 per Share. The terms of the 1984 Option Agreement provided that, at Mr. Meyer's election, the exercise price of the 1984 Option would be reduced by the Dividend Amount (as described below) or Mr. Meyer would be entitled to purchase, using the Dividend Amount, such whole number of additional Shares determined by dividing the exercise price of the 1984 Option into the Dividend Amount. The Dividend Amount generally was defined as the sum of (a) the amount of dividends which would have been payable on the Initial Shares had they been outstanding between the date of grant and the date of exercise and
          (b) the amount of dividends which would have been payable on additional Shares which could have been purchased at the exercise price using the dividends referred to in clause (a).

                    The terms of the 1984 Option Agreement entitled Mr. Meyer to pay the portion of the 1984 Option exercise price exceeding the par value of the stock underlying the 1984 Option (the "1984 Option Stock") and the Company's tax withholding liability due upon exercise of the 1984 Option with promissory notes. As of December 29, 1992, the Company and Mr. Meyer entered into Amendment No. 1 (the "Amendment") to the 1984 Option Agreement which extended the date payable of such promissory notes to any date up to the ninth anniversary of the Exercise Date, rather than on the second anniversary of the Exercise Date. In addition, the Amendment deleted Section 10 of the 1984 Option Agreement which provided Mr. Meyer with the right to require the Company to repurchase the 1984 Option Stock for one year following the first anniversary of the 1984 Option exercise date in consideration of Mr. Meyer's agreement not to sell the 1984 Option Stock before the first anniversary of the 1984 Option exercise date. A copy of the Amendment is incorporated herein by reference as Exhibit 9.

                    On December 29, 1992, Mr. Meyer exercised the 1984 Option in whole. Mr. Meyer elected to use the Dividend Amount to purchase an additional 8,905 shares of both Common Stock and Class B Stock. Accordingly, Mr. Meyer purchased 33,905 Shares of both Common Stock and Class B Stock for $3,237,500, resulting in an effective exercise price of approximately $47.74 per Share. As payment for the exercise price of the 1984 Option, pursuant to the terms of the 1984 Option Agreement, Mr. Meyer delivered (i) a check payable to the Company in the amount of $67,810 representing the par value of the 1984 Option Stock; (ii) a promissory note in the amount of $3,169,690 representing the balance of the exercise price of the 1984 Option, payable to the Company on December 22, 2001; and (iii) a promissory note in the amount of $2,339,997.61 (collectively, the "1992 Promissory Notes") representing withholding taxes incurred by the Company on the exercise of the 1984 Option by Mr. Meyer, payable to the Company on December 22, 2001. Copies of the 1992 Promissory Notes are incorporated herein by reference as Exhibits 7 and 8.

                    On April 7, 1994, Mr. Meyer exchanged his holdings of the Old Preferred Stock for 20,000 shares of the Series I Preferred Stock, par value $1.00 per share (the "Series I Preferred Stock"), 5,000 shares of the Series II Preferred Stock, par value $1.00 per share (the "Series II Preferred Stock") and 5,000 shares of the Series III Preferred Stock, par value $1.00 per share (the "Series III Preferred Stock") (the Series I Preferred Stock, Series II Preferred Stock and Series III Preferred Stock being hereinafter collectively referred to as the "Preferred Stock") (the "Exchange"). The Exchange was effected pursuant to a Stockholder Exchange Agreement, dated as of April 7, 1994, between the Company and Mr. Meyer (the "Exchange Agreement"). A copy of the Exchange Agreement is incorporated herein by reference as
          Exhibit 10.

                    The Beneficiaries (as hereinafter defined) of the Voting Trust Agreements (as hereinafter defined) have agreed to deposit the Trust Shares (as hereinafter defined) into the Voting Trusts (as hereinafter defined) of which Mr. Meyer is the sole trustee without consideration by or to Mr. Meyer.

                    The 1995 Option referred to in Item 6 was granted to Mr. Meyer without cash consideration.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Mr. Meyer holds all of the Shares, the
          Debentures, and Preferred Stock for purposes of investment. Due to his holding of securities of the Company and his position with the Company, Mr. Meyer may influence the direction of the management and policies of the Company.

                    Mr. Meyer may acquire additional Shares by exercising the 1995 Option (as hereinafter defined). In addition, Mr. Meyer may elect to purchase additional Shares or sell any Shares held at any time subject to applicable law. Any such determination may be based on a number of factors, including the continued employment of Mr. Meyer by the Company, the price and availability of Shares, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions and other similar factors.

                    Except as set forth above, Mr. Meyer has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    As of December 31, 1994, Mr. Meyer owns 131,453 shares of Common Stock (including 25,500 shares that are issuable upon conversion of Mr. Meyer's holdings of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures Due December 10, 1996 (the "Debentures")) and 135,553 shares of Class B Stock (including 25,500 shares that are issuable upon conversion of the Debentures), representing approximately 14.0% and 38.4%, respectively, of the Common Stock and Class B Stock outstanding, assuming such additional shares were outstanding.(2) In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of Preferred Stock.

                    Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,833 shares of Common Stock and 56,961 shares of Class B Stock (approximately 5.6% and 17.4%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

                    The aggregate number of shares of the Company's Common Stock and Class B Stock held by the voting trust (the "1994 Voting Trust") created pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994 (the "1994 Voting Trust Agreement") among the several beneficiaries thereunder (the "Beneficiaries"), the Company and Mr. Meyer, as the sole voting trustee (the "Trustee"), as of December 31, 1994 was 181,092 shares of Common Stock (approximately 19.8% of the shares of Common Stock outstanding) and 190,595 shares of Class B Stock (approximately 58.1% of the shares of Class B Stock outstanding).(3) As of December 31, 1994, the voting

          _________________________
          2 Based on 915,734 shares of Common Stock and 327,917 shares of Class B Stock outstanding as of December
               31, 1994.

          3 Including 105,953 shares of Common Stock and 110,053 shares of Class B Stock beneficially owned by Mr.
               Meyer.


          trust (the "1989 Voting Trust") created pursuant to the Voting Trust Agreement, dated as of December 1, 1989, among the several beneficiaries thereunder (the "1989 Beneficiaries"), the Company and Mr. Meyer, as the Trustee (the "1989 Voting Trust Agreement") (the 1994 Voting Trust and the 1989 Voting Trust being herein collectively referred to as the "Voting Trusts" and the 1994 Voting Trust Agreement and the 1989 Voting Trust Agreement being herein collectively referred to as the "Voting Trust Agreements") held 1,084 shares of Class B Stock (approximately 0.3% of the shares of Class B Stock outstanding) and holds no Common Stock. For a more detailed description of the terms of the Voting Trusts, reference is made to Amendment No. 6 to the Statement on
          Schedule 13D, dated March 10, 1995, by Mr. Meyer, as trustee on behalf of the Voting Trusts.

                    In addition, the Beneficiaries have the right to acquire an aggregate of 18,534 shares of Common Stock at exercise prices between $93.00 and $141.50 through the exercise of outstanding options (the "Trust Options"). Pursuant to the terms of the 1994 Voting Trust Agreements, the Beneficiaries have severally agreed that upon exercise, such shares would be transferred into the Voting Trusts and held subject to the Voting Trust Agreements.

                    Mr. Meyer, by virtue of his position as
          Trustee, may be deemed to have the power to vote the Shares held in the 1994 Voting Trust (the "Trust Shares") and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to own beneficially such Trust Shares. Mr. Meyer disclaims beneficial ownership of any Trust Shares deposited in the Voting Trusts by anyone other than himself.

                    Including the Trust Shares issuable upon the exercise of the Trust Options and the conversion of the Debentures, the Voting Trusts may be deemed to beneficially own, pursuant to Rule 13d-3 under the Exchange Act, (i) 225,126 shares of Common Stock, (ii) 217,179 shares of Class B Stock and (iii) 2,396,916 votes entitled to be cast at a meeting of stockholders of the Company. The numbers in clauses (i)-(iii) above do not reflect any shares held by various benefit plans of the Company administered by committees of which Mr. Meyer is a member.

                    On February 21, 1995, as more fully described under Item 6, the Company finalized the documentation relating to the issuance to Mr. Meyer of an option to purchase 40,000 shares of Common Stock effective as of January 5, 1995 (the "Effective Date"). Such option became exercisable as to 13,333 shares as of the Effective Date. Including those shares as to which the 1995 Option is presently exercisable, the aggregate number of shares of the Common Stock and the Preferred Stock held by Mr. Meyer, the Common Stock and Class B Stock held by the Voting Trusts (including the shares issuable upon the exercise of the 1995 Option and conversion of the Debentures) and the Common Stock and Class B Stock held by the ESOP represents 69.5% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional shares were outstanding.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Pursuant to a Purchase Agreement, dated as of December 10, 1983 (the "Purchase Agreement"), Mr. Meyer purchased the Debentures in the aggregate principal amount of $3,025,000. The Debentures were issued to Mr. Meyer in consideration for $25,000 in cash and the Promissory Note in the aggregate principal amount of $3,000,000.

                    The Debentures are convertible at any time into shares of Common Stock, at an initial conversion price of $121 per share, subject to adjustment upon the occurrence of certain events. As of November 19, 1991, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 10, 1997. The Debentures bear interest at the rate of 8 1/2% per annum. Copies of the Purchase Agreement, the Debentures and the Promissory Note are incorporated herein by reference as Exhibits 1, 2 and 3, respectively.

                    In accordance with Mr. Meyer's employment agreement with Grey, Mr. Meyer will have an option to sell to Grey all securities held by him at such time at the market price therefor if Grey terminates his full-time employment as Chief Executive Officer without cause or if he effects such a termination due to a change in control of Grey or other good reason. A copy of Mr. Meyer's employment agreement is incorporated herein by reference as Exhibit 4.

                    Pursuant to a Registration Rights Agreement, dated June 5, 1986 (the "Registration Rights Agreement" incorporated herein by reference as Exhibit 12), Mr. Meyer has demand registration rights, subject to certain limitations, to request that the Company register all Shares owned by him in compliance with the Securities Act of 1933 (the "Securities Act"); provided, however, that the Company shall not be required to register such Shares more than once within any thirty month period. Further, if the Company determines to proceed with the registration of any of its securities under the Securities Act excluding, among other limitations, shares of Common Stock issued pursuant to employee benefit plans, Mr. Meyer will be entitled to participate in such registration. The Company will bear the expense of the registrations described in the Registration Rights Agreement and will indemnify Mr. Meyer against certain liabilities, including liabilities under the Securities Act. This is a summary description only and is qualified in its entirety by reference to the Registration Rights Agreement which is filed herewith as Exhibit 12 and incorporated herein by reference.

                    In accordance with the terms of the
          Certificates of Designation of the Preferred Stock, each share held of record of the Preferred Stock is entitled to eleven votes entitled to be cast at a meeting of stockholders of the Company. The holders of such stock may receive, at their election, shares of Common Stock upon redemption of their Preferred Stock.

                    The terms of the Preferred Stock give a holder the option to require the Company to redeem his or her Preferred Stock for a period of 12 months following his or her (i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason and (iv) termination of full-time employment by the Company without cause.

                    In addition, in accordance with the Certificate of Designation of the Series I Preferred Stock, the holders of Series I Preferred Stock, 100% of which is held by Mr. Meyer, are entitled to special voting rights in connection with the election of directors and the approval of extraordinary transactions. Reference is made to Grey's Certificate of Incorporation, which is on file with the Securities and Exchange Commission as an exhibit to Grey's public filings and incorporated herein by reference as Exhibit 11, for the complete texts of the Certificates of Designation, which contain all the terms of the Series I, Series II and Series III Preferred Stock.

                    The Exchange Agreement contains customary representations and warranties, as well as the following contractual rights: (i) a put right exercisable by Mr. Meyer at the time of redemption of the outstanding shares of the Preferred Stock of certain shares of the Company's Common Stock held by Mr. Meyer so that Mr. Meyer does not suffer adverse tax consequences as a result of the redemption, (ii) an extension to April 7, 2004 of the maturity date of the promissory notes issued by Mr. Meyer as partial consideration for the Old Preferred Stock which Mr. Meyer exchanged for the Preferred Stock, and
          (iii) after the outstanding shares of the Series I Preferred Stock are redeemed, an obligation by the Company to use its best efforts to elect to its Board of Directors that number of persons designated by Mr. Meyer (or if he is no longer alive or is mentally disabled, a representative of his family and/or his estate) corresponding to the proportion of the capital stock of the Company then owned by Mr. Meyer and his family, but in no event less than one director so long as Mr. Meyer and his family own at least five percent of the outstanding capital stock of the Company.

                    Pursuant to the 1994 Voting Trust Agreement, except for sales, transfers and dispositions pursuant to the Company's ESOP and Restricted Stock Plan, no Beneficiary may (i) until April 3, 1996, sell, transfer or dispose all or any portion of the Class B Stock which forms part of the Trust Shares in which he or she holds a beneficial interest, no such person may convert any such shares of Class B Stock into Common Stock and no such person may withdraw any such shares of Class B Stock from the Trust, and (ii) following April 3, 1996 through the term of the 1994 Voting Trust as may subsequently be extended, sell, transfer or dispose all or any portion of the Trust Shares in which he or she holds a beneficial interest, and no such person may withdraw any Trust Shares from the Trust, during any of the following periods:

                    (a) From the announcement by any person other than Grey of a tender or exchange offer for shares of capital stock of Grey until 30 days following the termination of such offer;

                    (b)  From the time when it shall have been
          publicly disclosed, or Grey shall have learned, that any person or "group" (as defined in Section 13(d) of the Exchange Act) shall have acquired, or proposed to acquire (whether or not any such proposed acquisition is conditioned on any future event), more than 20% of any class of Grey's outstanding capital stock until 30 days following the announcement that such person or "group" no longer owns, or has abandoned its intention to acquire more than such percentage of such stock;

                    (c) From the time that any new group shall be formed which beneficially owns or proposes to acquire (whether or not any such proposed acquisition is conditioned on any future event) more than 20% of the beneficial ownership of any class of Grey's capital stock until 30 days following the announcement that such group has been abandoned or no longer owns such percentage of such stock;

                    (d)  From

                         (X)  the commencement of (I) any contest
          for the election or removal, or increase or decrease in the number, of directors of Grey or (II) any contest concerning the proposed approval by Grey's stockholders of any proposal for the merger, consolidation, other business combination or liquidation of Grey or (III) any contest concerning the approval by Grey's stockholders of any other matter deemed by the Trustee to be material to the continuity and stability of the management, policies and client relationships of Grey (regardless of whether such contest involves an annual or special meeting of stockholders of Grey or the solicitation of consents of such stockholders for use other than at such a meeting) until

                         (Y)  thirty days following the earlier of
          (I) the Grey stockholder vote with respect thereto and
          (II) any other termination or abandonment of the contest.

                    Pursuant to the terms of the 1994 Voting Trust Agreement, the 1994 Voting Trust Agreement in all respects supersedes the voting trust agreement, dated as of February 24, 1986 among certain Beneficiaries (as defined therein), Grey, Meyer and Ronald A. Nicholson and the voting trust agreement (the "1987 VTA"), dated as of August 31, 1987 among the beneficiaries executing the 1987 VTA, Grey and Meyer. The 1994 Voting Trust Agreement shall continue in force until March 21, 2004, unless extended as allowed by law.

                    Mr. Meyer shall (subject to his right to resign as Trustee) remain in office as Trustee until the earliest of (i) his death, (ii) his permanent mental disability, (iii) the effectiveness of his appointment of a successor trustee and (iv) the expiration of (x) two years following the termination of his employment as chief executive officer of Grey for cause or (y) six years following the termination of his employment as chief executive officer of Grey for any other reason (the "Two/Six Year Date"). Meyer may, in his sole discretion, at any time before or after the Two/Six Year Date, designate a person or persons to serve as an additional Trustee or Trustees or to serve as successor Trustee or Trustees upon one or more conditions established by Meyer. Immediately following the Two/Six Year Date the Chief Executive Officer of Grey shall automatically, ex officio, become a Trustee if not already so serving, and he shall remain as a Trustee (subject to his right to resign as a Trustee) so long as he shall continue in office as Grey's Chief Executive Officer.

                    At any time, a majority of the Trustees (or the sole Trustee if there is only one) in office may appoint one or more additional or successor Trustees. In the event of a deadlock, the decision of the Trustee longest in office shall govern.

                    At such time as Meyer shall cease for any reason to be Trustee, if he shall not have appointed a successor Trustee, Mr. Kaplan, provided he is then an officer or director of Grey, shall succeed Meyer as Trustee. At such time as Mr. Kaplan shall cease for any reason to be a Trustee or if Mr. Kaplan for any reason shall not succeed Meyer as Trustee, the Chief Executive Officer of Grey shall succeed Meyer as Trustee, if Meyer shall not have appointed a successor Trustee.

                    The terms of the 1989 Voting Trust Agreement as well as the provisions regarding the Trustee are substantially similar to those of the 1994 Voting Trust Agreement. However, a Beneficiary of the 1989 Trust may, in addition to the transfer provisions described above, transfer Trust Shares to the Old Trust (as defined in the 1989 Voting Trust Agreement).

                    For a more detailed description of the terms of the Voting Trusts, as well as the manner in which the 1994 Voting Trust may be anticipated over time to concentrate the voting power of the Company in Mr. Meyer and give him effective control of the Company, reference is made to the Schedule 13-D and amendments thereto filed by the Voting Trusts with the Securities and Exchange Commission.

                    The Company has an ESOP under which the Company contributes either shares of Common Stock or cash to a trust. Cash contributions must be invested primarily in Common Stock. Contributions to participants under the ESOP are distributed upon the termination of a participant's employment or upon his or her death. Mr. Meyer shares voting power over shares held in the Company's ESOP by virtue of his membership on the committee charged with the ESOP's administration.

                    On February 21, 1995, the Company finalized the documentation relating to a Stock Option Agreement, effective as of January 5, 1995 (the "Effective Date"), between the Company and Mr. Meyer (the "1995 Option Agreement", incorporated herein by reference as Exhibit
          13), an option (the "1995 Option") to purchase 40,000 shares of Common Stock pursuant to the Company's 1994 Stock Incentive Plan (the "Plan", incorporated herein by reference as Exhibit 14). The 1995 Option became exercisable as to 13,333 shares as of the Effective Date and will become exercisable as to the remaining shares in equal installments on January 5, 1996 and January 5, 1997. The 1995 Option expires on January 5, 2004. The number of shares subject to the 1995 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

                    The foregoing is a summary description only and is qualified in its entirety by reference to the 1995 Option Agreement and the complete text of the Plan which are filed herewith as Exhibits 13 and 14, respectively, and incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS(4)

          Exhibit 1      Purchase Agreement, dated as of December
                         10, 1983, between Grey and Edward H. Meyer.

          Exhibit 2      Grey Advertising Inc. 8 1/2% Convertible
                         Subordinated Debentures Due December 10, 1991.

          Exhibit 3 Promissory Note executed and delivered by Edward H. Meyer to Grey.

          Exhibit 4 Agreement, dated as of February 9, 1984, between Grey and Edward H. Meyer.

          Exhibit 5      Stock Option Agreement, dated as of
                         October 13, 1984, between Grey and Edward
                         H. Meyer.

          Exhibit 6      Grey's Executive Growth Plan, as amended.

          Exhibit 7 Promissory Note No. 1, dated December 29, 1992, from Edward H. Meyer, to the Company.

          Exhibit 8 Promissory Note No. 2, dated December 29, 1992, from Edward H. Meyer to the Company.

          Exhibit 9      Amendment No. 1 to the Grey Advertising
                         Inc. Stock Option Agreement, dated as of
                         December 29, 1992, between the Company and
                         Edward H. Meyer.

          _____________________
          4 Pursuant to Regulation S-T, Item 102(a) previously filed paper exhibits are not being restated in electronic format herewith.


          Exhibit 10 Stockholder Exchange Agreement, dated as of April 7, 1994, by and between the Company and Edward H. Meyer (filed as Exhibit No. 10(a) of the Company's Report on Form 8-K, dated April 7, 1994, and incorporated herein by reference).

          Exhibit 11 Restated Certificate of Incorporation of the Company (filed as Exhibit No. 3(a) of the Company's Report on Form 8-K, dated April 7, 1994, and incorporated herein by reference).

          Exhibit 12 Registration Rights Agreement, dated as of June 5, 1986, between the Company and
                         Edward H. Meyer.

          Exhibit 13     Stock Option Agreement, effective as of
                         January 5, 1995, by and between the
                         Company and Edward H. Meyer.

          Exhibit 14     Grey Advertising Inc. 1994 Stock Incentive Plan.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

             /s/  Edward H. Meyer
               EDWARD H. MEYER


          INDEX TO EXHIBITS

                                                           Sequentially
                                                           Numbered
          Exhibit No.    Exhibit                           Page

           1             Purchase Agreement, dated as of        N/A
                         December 10, 1983, between Grey
                         and Edward H. Meyer.

           2             Grey Advertising Inc. 8 1/2%           N/A
                         Convertible Subordinated
                         Debentures Due December 10,
                         1991.

           3             Promissory Note executed and           N/A
                         delivered by Edward H. Meyer to
                         Grey.

           4             Agreement, dated as of February        N/A
                         9, 1984, between Grey and
                         Edward H. Meyer.

           5             Stock Option Agreement, dated          N/A
                         as of October 13, 1984, between
                         Grey and Edward H. Meyer.

           6             Grey's Executive Growth Plan,          N/A
                         as amended.

           7             Promissory Note No. 1, dated           N/A
                         December 29, 1992, from Edward
                         H. Meyer, to the Company.

           8             Promissory Note No. 2, dated           N/A
                         December 29, 1992, from Edward
                         H. Meyer to the Company.

           9             Amendment No. 1 to the Grey            N/A
                         Advertising Inc. Stock Option
                         Agreement, dated as of December
                         29, 1992, between the Company
                         and Edward H. Meyer.

          10             Stockholder Exchange Agreement,        N/A
                         dated as of April 7, 1994, by
                         and between the Company and
                         Edward H. Meyer (filed as
                         Exhibit No. 10(a) of the
                         Company's Report on Form 8-K,
                         dated April 7, 1994, and
                         incorporated herein by
                         reference).

          11             Restated Certificate of                N/A
                         Incorporation of the Company
                         (filed as Exhibit No. 3(a) of
                         the Company's Report on Form 8-
                         K, dated April 7, 1994, and
                         incorporated herein by
                         reference).

          12             Registration Rights Agreement,         20
                         dated as of June 5, 1986,
                         between the Company and Edward
                         H. Meyer.

          13             Stock Option Agreement,                40
                         effective as of January 5,
                         1995, by and between the
                         Company and Edward H. Meyer.

          14             Grey Advertising Inc. 1994             51
                         Stock Incentive Plan